InterOil Announces Senior Management Changes

SINGAPORE, Jan. 21, 2014 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) today announced the appointment of Mr. Jon Ozturgut as Chief Operating Officer and Mr. Donald Spector as Chief Financial Officer, with immediate effect.

Mr. Ozturgut, a senior executive with 27 years' international oil and gas experience with Atlantic Richfield Company (ARCO), CMS Oil and Gas Company, and Woodside Energy, replaces Mr. William J. Jasper III, who is retiring after seven years as Chief Operating Officer. Mr. Ozturgut will also be responsible for mergers and acquisitions, and new business development.

Mr. Spector, a senior executive with more than 35 years' international financial experience, including 30 years in oil and gas, replaces Mr. Collin Visaggio, who resigns as Chief Financial Officer, also after seven years with InterOil. As part of his new role, Mr. Spector will oversee InterOil's investor relations team.

InterOil Chief Executive, Dr. Michael Hession, thanked Mr. Jasper and Mr. Visaggio for their important contributions in the company's formative years. "Bill and Collin indicated some time ago their intention to leave once we began commercializing our gas resources in Papua New Guinea," Dr. Hession said. "They leave with our thanks for their service during the formative years of InterOil."

A New Team to Lead InterOil and Maximise Asset Value

"We now need people of the calibre and experience of Jon and Don to step into these important roles at this crucial time for the company. InterOil has significant resources, large and prospective exploration acreage, and is developing a large LNG project with Total. These appointments reflect our determination to assemble a world-class team to extract full value from these assets and realise our vision as a regional LNG player."

"We are also streamlining our corporate structure and focusing staff resources at the frontline of our operations in Papua New Guinea and Singapore to support our exploration and LNG activities."

Mr. Jon Ozturgut, a senior oil and gas executive brings extensive experience in multi-billion dollar investments in exploration, development, and production across global markets in the Americas, Middle East, Africa, Australia, and Asia. Mr. Ozturgut was the Senior Vice President at Woodside Energy, the largest Australian oil and gas company, overseeing international corporate strategy, growing the exploration portfolio, mergers and acquisitions, and LNG developments. He has also held a range of executive positions in operations, delivering significant projects and company transforming transactions during his tenure with Pioneer Natural Resources, CMS Oil and Gas Company, and 15 years with ARCO. Mr. Ozturgut has a degree in mechanical engineering.

Mr. Donald Spector was the Vice President of Taxation and Treasury at Woodside, where he managed the treasury, taxation, risk, and insurance functions, and advised on mergers and acquisitions. He successfully developed the capital management strategy to fund the A$15 billion Woodside Pluto LNG project in Western Australia. Mr. Spector has also held senior roles in BP and CRA (now known as Rio Tinto). Mr. Spector has a degree in accounting.

About InterOil

InterOil Corporation is a vertically integrated oil and gas company in Papua New Guinea. It has exploration interests over approximately 3.9 million acres (about 1.6 million hectares) and holds a major interest in the large Elk-Antelope gas field, which is being developed for a liquefied natural gas project with Total of France. InterOil owns and operates Papua New Guinea's only oil refinery, and operates an extensive petroleum retail and commercial distribution network. It employs about 1000 people. InterOil's corporate headquarters are in Singapore and its operations office is in Port Moresby. It is listed on the New York and Port Moresby stock exchanges.

Investor contacts for InterOil
Wayne Andrews, Vice President Capital Markets	Meg LaSalle, Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Media contacts for InterOil
John Hurst, Cannings Corporate Communications
jhurst@cannings.net.au
Phone: +61 418 708 663

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the development of an LNG Project, the use of gas from the Elk and Antelope fields, the satisfaction of the conditions to the closing of the agreement with Total, business prospects and strategies. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us, including discussions between the parties to the agreement and with third parties. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2012 on Form 40-F and its Annual Information Form for the year ended December 31, 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.